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Exhibit 2

PRUDENTIAL PLC
EXTRACT OF MINUTES OF A BOARD MEETING HELD ON 22 JULY 2004

DEBT FINANCING—ISSUE OF UP TO US$500M CAPITAL SECURITIES

        Mr Broadley presented a paper (Group Finance/16 July 2004), as previously circulated, regarding the proposed raising of additional regulatory capital in the US and/or Europe retail markets.

        The Board noted the commercial rationale for the proposed issue of capital securities and their "equity like" characteristics, as fully detailed in the paper.

        After careful consideration, it was RESOLVED

        THAT the following be approved and authorised:

a)
the issue of capital securities by the Company in one or more tranches in one or more markets by the Company which may or may not be convertible or exchangeable into preference shares of the Company, up to a total amount of USD 500 million (or its equivalent). The precise terms of such capital securities to be determined by a committee of the board established pursuant to resolution (e); and

b)
all other things, acts and matters necessary and/or desirable in connection with the proposed transaction.

        It was further

        RESOLVED

d)
THAT the filing on the 7th July, 2004 of the Registration Statement on Form F3 (which was produced to the meeting) establishing a shelf registration facility in the US with the United States Securities and Exchange Commission ("SEC") be and is hereby retrospectively approved.

e)
THAT a committee of the Board be established consisting of the Group Finance Director, the Director, Group Finance and Risk, and the Managing Director, Prudential Finance, with a quorum of two members, and that this committee be and is hereby authorised (with express authority to sub-delegate all its powers hereby conferred, including by power of attorney to any employee of the Group) on behalf of the Company to:

i)
approve, authorise, enter into, designate terms in, execute (including without limitation the affixing of the common seal of the Company) and deliver, any and all documentation in connection with the proposed transaction and to make any amendments the committee in its absolute discretion sees fit;

ii)
issue and determine the terms of preference shares in the Company with a total issue price (being the aggregate of the nominal value and share premium) of USD500 million or its equivalent as a result of the conversion or exchange of any exchangeable capital securities in the Company issued pursuant to resolution (A), the issue of preference shares with a total issue price equivalent to the amount of deferred interest (if any) on the capital securities at the time of the conversion or exchange of the capital securities, and the issue of preference shares which are not connected to the capital securities issued pursuant to resolution (A), each in accordance with the articles of association of the Company;

iii)
determine, approve and amend the rights, terms and conditions of the proposed transaction, including but not limited to the split into one or more tranches, and the timing, currency, pricing and target market of each;

iv)
do or procure to be done or deliver all and any such further things as the committee sees fit, including any public announcements, actions or documents which may be necessary and/or desirable in connection with the proposed transaction; and

v)
to file or procure the filing of all relevant filings with the Registrar of Companies, the SEC or any other relevant authority (such as, for example, the UKLA or any stock exchange) in connection with the proposed transaction.

/s/ John Price
CHAIRMAN

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  Exhibit 2